SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                  ---------------

                                  SCHEDULE 13D/A
                                  (Rule 13d-101)

   INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                  (Amendment No. 1)

                              Peter Kiewit Sons', Inc.
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                                  (Name of Issuer)

                            Common Stock $0.01 Par Value
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                           (Title of Classes of Securities)

                                        N/A
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                                   (CUSIP Number)

                              Michael F. Norton, Esq.
                                   Kiewit Plaza
                              Omaha, Nebraska 68131
                         Telephone Number: (402) 342-2052
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                   (Name, Address, and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 October 31, 2002
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box -----.

     Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           (Continued on following pages)

                               (Page 1 of 3 Pages)
















CUSIP No.  N/A                     13D/A             Page 2 of 3 Pages





1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard W. Colf

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) -----
                                                                  (b) -----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

          PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                   -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF           7    SOLE VOTING POWER
                              1,725,960
SHARES

BENEFICIALLY        8    SHARED VOTING POWER
                              0
OWNED BY

EACH                9    SOLE DISPOSITIVE POWER
                              1,725,960
REPORTING

PERSON WITH        10    SHARED DISPOSITIVE POWER
                              0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,725,960

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                -----

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14     TYPE OF REPORTING PERSON*

          IN









CUSIP No.  N/A                     13D/A             Page 3 of 3 Pages






Item 3.     Source and Amount of Funds or Other Consideration.

     On October 31, 2002, the Investor converted $28,600 of Series 1997A 8.028% Convertible Debentures of the Issuer into 10,000 shares of Common Stock. The Investor acquired such Convertible Debentures with personal funds.

Item 5.     Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 1,725,960 shares of Common Stock. This amount represents 5.5% of the Issuer's issued and outstanding Common
Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Investor acquired the additional 10,000 shares of Common Stock on October 31, 2002.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   October 31, 2002
                                       ---------------------------------------
                                                         (Date)

                                                 /s/ Richard W. Colf
                                       ---------------------------------------
                                                       (Signature)

                                                     Richard W. Colf
                                       ---------------------------------------
                                                         (Name)
??